Churchill Financial, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2020

Balance, beginning of year	$	401,011
Net income		819,377
Distributions		(831,000)
Balance, end of year	$	389,388

See accompanying notes.